Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON COMPLETES US$19.0 MILLION OFFERING

Toronto, ON – October 14, 2020 Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE American) is pleased to announce that today it has closed its previously announced public offering (the “Offering”) of common shares of the Company (the “Common Shares”).

The Company issued 51,347,321 Common Shares, at a price of US$0.37 per Common Share, for total gross proceeds of approximately US$19.0 million, which includes 4,347,321 Common Shares with the exercise, in part, of the over-allotment option.

The Offering was completed through a syndicate of underwriters co-led by Cantor Fitzgerald Canada Corporation and Haywood Securities Inc., as joint bookrunners, and including Canaccord Genuity Corp., Scotia Capital Inc. and TD Securities Inc. (collectively the “Underwriters”) pursuant to an underwriting agreement between the Company and the Underwriters dated October 8, 2020.

Proceeds of the Offering are anticipated to be used to fund evaluation and environmental assessment activities on Denison's Wheeler River project, as well as for general working capital purposes.

The Common Shares were qualified for issuance pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company's existing Canadian short form base shelf prospectus (the "Base Shelf Prospectus") and U.S. registration statement on Form F-10, as amended (File No. 333-238108) (the "Registration Statement"), each dated June 2, 2020. The Registration Statement was declared effective by the United States Securities and Exchange Commission (the "SEC") on June 3, 2020. The Prospectus Supplement has been filed with the securities commissions in each of the provinces and territories of Canada, except Quebec, and with the SEC. The Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. The U.S. Prospectus Supplement (together with the related U.S. Base Shelf Prospectus) is available on the SEC's website at www.sec.gov. Alternatively, the Prospectus Supplement and related Base Shelf Prospectus may be obtained upon request by contacting the Company or Cantor Fitzgerald Canada Corporation in Canada, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com; Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 499 Park Avenue, 6th Floor, New York, New York, 10022 or by email at prospectus@cantor.com or Haywood Securities Inc., attention: Equity Capital Markets, 200 Burrard Street, Suite 700, Vancouver, BC, V6C 3L6, email: ecm@haywood.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon by the accuracy or adequacy of the Prospectus Supplement, the Base Shelf Prospectus or the Registration Statement.

About Denison

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company’s flagship project is the 90% owned Wheeler River Uranium Project. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture (‘MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.71% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometers of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the use of proceeds from sales from the Offering, and Denison’s expectations regarding its joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, if market conditions remain volatile and/or COVID-19 mitigation measures result in more social and economic disruptions, Denison may not use the proceeds of the Offering on the terms herein described. In addition, the currently anticipated evaluation and environmental assessment activities may not be maintained after further testing or Denison may decide or otherwise be required to alter or discontinue testing, evaluation and development work, if it is unable to maintain or otherwise secure the necessary approvals or resources (such as testing facilities, capital funding, etc.). Denison believes that the expectations reflected in this forward-looking information are reasonable and no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 13, 2020 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.